ORBIS

Warsaw, 2002-08-12

02055549

02 OCT 21 AM 9:34

United States Securities
And Exchange Commission
Washington D.C. 20549
USA

Ref.: 82-5025

SUPPL

Dear Sirs,
Please find enclosed the text of the Current report no 25/2002.
Best regards

Krzysztof Gerula

Vice-President

PROCESSED
NOV 04 2002
P THOMSON FINANCIAL

dw 10/28

Current report no 25/2002

The Management Board of "Orbis" S.A. hereby conveys the information delivered on August 8, 2002, by the Company's shareholder, ACCOR S.A. with its registered office in Evry, France:

"Notice

Pursuant to Article 147 of the Act of August 21, 1997, on Public Trading in Securities (hereinafter, the "Act"), the company Accor S.A. having its registered office in Evry, France (hereinafter, "Accor") hereby informs that on August 7, 2002, Accor acquired 1,000,000 shares in the company Orbis Spółka Akcyjna having its registered office in Warsaw (hereinafter, "Orbis"); the said shares being admitted to public trading and jointly constituting around 2.1702% of the aggregate number of shares in the company's equity. Acquisition of shares took place in an off-session transaction at the Warsaw Stock Exchange on August 2, 2002.

At present, Accor holds in aggregate 12,519,251 shares in Orbis S.A. that jointly constitute 27.1702% of its share capital and represent 12,519,251 votes at the General Assembly of Orbis Shareholders and 27.1702% of the total number of votes at the said Assembly.

Accor does not have the status of a controlling shareholder (*literally: a dominant entity*) under Article 4 paragraph 16 of the Act. Accor's subsidiaries do not hold shares in Orbis S.A.

Furthermore, Accor informs that by virtue of the Orbis privatization agreement dated July 26, 2000, Accor, Globe Trade Centre (hereinafter, "GTC") with its registered office in Warsaw and REIB International Holdings Limited with its registered office in London, Great Britain, (hereinafter, "REIB") are obligated to vote in unison at the General Assembly of Orbis Shareholders on maters which are of material importance for Orbis S.A., in particular all maters that are related to sustenance of its business.

GTC currently holds 2,303,853 shares in Orbis S.A., which constitute 5.00% of its share capital and represent 2,303,853 of votes at the General Assembly of Orbis Shareholders, i.e. 5.00% of the total number of votes at the said General Assembly.

REIB currently holds 4,778,190 shares in Orbis S.A., which constitute 10.37% of its share capital and represent 4,778,190 of votes at the General Assembly of Orbis Shareholders, i.e. 10.37% of the total number of votes at the said General Assembly.

On behalf of Accor
Jean-Philippe Savoye
Plenipotentiary"

ORBIS

Warsaw, 2002-08-12

United States Securities
And Exchange Commission
Washington D.C. 20549
USA

Ref.: 82-5025

Dear Sirs,
Please find enclosed the text of the Current report no 24/2002.
Best regards

Krzysztof Gerula
Vice-President

Current report no 24/2002

"Orbis" S.A. herby conveys information concerning awarding a rating to "Orbis" S.A.:

Fitch Ratings, Warsaw, August 7, 2002: The rating agency Fitch Ratings awarded a domestic long-term rating to Orbis S.A. The Company was rated "A-(pol)" with a stable perspective. Thus, the process of changing the rating awarded by CERA S.A. for a domestic rating by Fitch Ratings has been finalized.

The said rating reflects the leading position of Orbis S.A. at the Polish hotel market, a good credit profile, participation of Accor as a strategic investor in the Company as well as susceptibility of the hotel industry to fluctuations of business trends. In 2000, Accor (international rating 'BBB+/F2' awarded by Fitch) became a strategic investor in Orbis S.A. and at present remains the Company's major shareholder holding 25% of its shares. Orbis S.A. operates under well-known brands: Orbis, a brand enjoying a high recognition in Poland and Accor's brands with a worldwide recognition (Sofitel, Mercure, Novotel and Ibis).

The Company is to a large degree dependant upon business cycles due to a high operating leverage resulting from the fact that Orbis S.A. owns almost all hotels in its network. Orbis operates on a highly competitive market. New openings in Poland, including hotels located in large cities, have considerably tightened the competition between domestic and international hotel networks, whereas the demand diminishes along with a slowdown of the economic growth and decline of the business and tourist traffic. As a result, the occupancy in Orbis hotels has gone down substantially over the last 5 years.

The factor that supported the rating is a conservative policy of the Management Board providing for, amongst others, a continuation of the cost-cutting program and reduction of investment outlays as from the beginning of 2001 due to unfavorable market conditions.

A slower economic growth in Poland and weakened business traffic has negatively affected the revenues and profits generated by Orbis S.A. in 2001. The consolidated revenues were by 13% lower (PLN 882 mn), while EBITDA declined by 31% (PLN 125 mn). At the same time, revenues per available room (RevPAR) went down by 19%. In the first half of 2002, the Company's profitability has deteriorated even further. Fitch anticipates that the operating performance of Orbis S.A. will weaken in 2002 due to a bad economic situation and increased supply of new hotels. Even though, the Company's fundamentals remain strong. The uncertainty as to the method of affiliating 13 Accor's hotels in Poland into Orbis' structures has negatively affected the rating. The operation should be conducted until the end of 2002 and will be financed by increase of borrowing.

Domestic rating at "A(pol)" level stands for "high credibility as compared to other business operators evaluated in the same country. However, changes in the environment or business conditions might affect the capability to timely perform financial obligations to a greater extent than in the case of financial obligations classified into a higher category."

The first page of the report concerning Orbis S.A. will be available at the following site: www.fitchpolska.com.pl

For further information please contact:
Arkadiusz Wicik, Warsaw phone: +48 22 693 6600